Exhibit (a)(1)(ii)

[E-MAIL TO ALL EMPLOYEES OF CONCORD COMMUNICATIONS, INC.
FROM DOUGLAS BATT AND MELISSA CRUZ]

E-mail address:

Subject:   Option Repurchase Program

     One of the ways we attract and retain top talent as well as ensure that our employees’ interests are aligned with those of our stockholders is to offer stock options. As you may know, many of our outstanding stock options have exercise prices that are significantly higher than the current market price of our common stock.

     In order to enable us to fulfill future compensation objectives more effectively, I am pleased to announce Concord’s Option Repurchase Program. Our Board of Directors has authorized Concord to repurchase, for cash, any and all outstanding options to purchase shares of Concord common stock with an exercise price of $25.00 per share or more granted under Concord’s 1997 Stock Plan, as amended.

     One of the goals of this program is to refill the pool of options available to grant, which is very low right now. Options repurchased will flow back into the pool of options that can be granted from in the future. There is no relationship between the existence or size of surrendered grants and potential future grants, and there is no assurance that we will grant any options in the future. This program is entirely optional. Eligible employees will receive a package of information detailing the program.

Jack Blaeser